SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)*

SeaCube Container Leasing Ltd.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G79978105
(CUSIP Number)
Jeff Davis Vice-President and Associate General Counsel Ontario Teachers’ Pension Plan Board 5650 Yonge Street, 3rd Floor Toronto, Ontario M2M 4H5 Canada (416) 228-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Alison S. Ressler, Esq. Rita-Anne O’Neill, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600

April 24, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-l(g), check the following box. ☐

CUSIP NO. G79978105	Schedule 13D

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Ontario Teachers’ Pension Plan Board
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

Not Applicable
6.	Citizenship or Place of Organization

Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
8.	Shared Voting Power

0
9.	Sole Dispositive Power

0
10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person

EP

CUSIP NO. G79978105	Schedule 13D

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

2357575 Ontario Limited
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

Not Applicable
6.	Citizenship or Place of Organization

Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
8.	Shared Voting Power

0
9.	Sole Dispositive Power

0
10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person

CO

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on January 28, 2013.  The class of equity securities to which this Amendment relates is the common shares, par value US$0.01 per share (the “Common Shares”), of SeaCube Container Leasing Ltd., a Bermuda exempted company (the “Issuer”).   Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds

Item 3 is hereby amended and supplemented by incorporating by reference into this Item 3, in their entirety, the three paragraphs of Item 4 contained in this Amendment.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

On April 24, 2013, pursuant to the terms of the Amalgamation Agreement, SC Acquisitionco Ltd. amalgamated with the Issuer with the Amalgamated Company continuing as a subsidiary of Parent and an indirect subsidiary of Teachers’.  In connection with the Amalgamation Agreement, each issued and outstanding Common Share (other than (i) Common Shares that were held by any shareholders who properly demanded appraisal in connection with the Amalgamation under applicable law and (ii) the Carry-Forward Share) was automatically converted into the right to receive US$23.00 per share in cash, without interest, less any applicable withholding taxes, other than any Common Shares then owned by Parent, Issuer or any of their respective wholly-owned subsidiaries, which Common Shares were automatically cancelled and ceased to exist.  The total cash amalgamation consideration indirectly paid by Parent for such Common Shares was approximately US$469,507,257.  As a result of the Amalgamation, the Reporting Persons no longer beneficially own any Common Shares.

In connection with the Amalgamation, the New York Stock Exchange suspended trading in the Common Shares prior to the open of trading on April 25, 2013 and filed a Form 25 with the SEC to withdraw the Common Shares from listing on the New York Stock Exchange and from registration under Section 12(b) of the Exchange Act.  The Amalgamated Company also intends to file a Form 15 with the SEC to provide notice of the suspension of its duty to file reports under Section 15(d) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b)

Neither Reporting Person and, to the knowledge of the Reporting Persons, no person named in Schedule A or Schedule B beneficially owns any Common Shares.

(c)

Except as disclosed in this Amendment, neither Reporting Person has and, to the knowledge of the Reporting Persons, no person named in Schedule A or Schedule B has effected any transactions in the class of securities reported during the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 1
Joint Filing Agreement, dated January 28, 2013, by and between Teachers’ and Parent (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Teachers’ and Parent with the Securities and Exchange Commission on January 28, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     April 25, 2013

Ontario Teachers’ Pension Plan Board

By:	/s/ Melissa Kennedy
Name:	Melissa Kennedy
Title:	General Counsel, Corporate Secretary and Senior Vice-President, Corporate Affairs

2357575 Ontario Limited

By:	/s/ John Sheedy
Name:	John Sheedy
Title:	Authorized Signatory

SCHEDULE A

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF ONTARIO TEACHERS’ PENSION PLAN BOARD

Set forth in the table below are the name, current residence or business address and current occupation or employment of each of the directors and executive officers of Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”).  Each director and officer is a citizen of Canada with the exception of Calum McNeil, Olivia Steedman and Jo Taylor, each of whom is a citizen of the United Kingdom.

Name	Residence or Business Address	Occupation or Employment
Rod Albert (Board member)	566 Rosebank Road South Pickering, ON M3B 3R4	Director of Board
Patricia Anderson (Board member)	108 Roxborough Drive Toronto, ON M4W 1X4	Director of Board
Hugh Mackenzie (Board member)	418 Markham Street Toronto, ON M6G 2L2	Economic Consultant
Eileen Mercier (Chairperson)	One Post Road, PH #7 Toronto, ON M3B 3R4	President, Finvoy Management Inc.
Barbara Palk (Board member)	4 Douglas Drive Toronto, ON M4W 2B3	Director of Board
Sharon Sallows (Board member)	40 Edgar Avenue Toronto, ON M4W 2A9	Partner, Ryegate Capital Corporation
David W. Smith (Board member)	37 Byrton Road Toronto, ON M5P 1V1	Director of Board
Dan Sullivan (Board member)	65 Chestnut Park Road Toronto, ON M4W 1W7	Director of Board
Jean Turmel (Board member)	Perseus Capital Inc. 1155 Metcalfe St., lst floor Montreal, Quebec H3B 5G2	President, Perseus Capital Inc.

Tracy Abel	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Client Services
Jacqueline Beaurivage	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President and Head of Enterprise Project Management
Russ Bruch	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Investment Operations & Chief Information Officer of Teachers’
Jason Chang	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Fixed Income of Teachers’
Andrew Claerhout	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers’
James Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Strategy & Innovation of Teachers’
Jeff Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President and Associate General Counsel of Teachers’
Kevin Duggan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Volatility & Strategy of Teachers’
Steve Faraone	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers’

Doug Gerhart	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment IT Architecture of Teachers’
Maryam Ghiai	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, IT Service Delivery of Teachers’
Carol Gordon	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Audit Services of Teachers’
Jonathan Craig Hammond	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Enterprise Technology Services
Jonathan Hausman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Alternative Investments of Teachers’
Ziad Hindo	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Global Opportunities of Teachers’
Dan Houle	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Operations of Teachers’
Melissa Kennedy	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	General Counsel, Corporate Secretary and Sr. Vice-President, Corporate Affairs, of Teachers’
Wayne Kozun	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Public Equities of Teachers’
Leslie Lefebvre	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Global Active Equities of Teachers’
Jim Leech	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	President and Chief Executive Officer of Teachers’
Rosemarie McClean	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Member Services of Teachers’
David McGraw	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President and Chief Financial Officer of Teachers’
Calum McNeil	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President Financial & Management Reporting of Teachers’
Marcia Mendes-d’Abreu	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President Human Resources of Teachers’
Ron Mock	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Fixed Income and Alternative Investments of Teachers’
Nicole Musicco	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Funds, Teachers’ Private Capital
Jennifer Newman	5650 Yonge Street, 6th Floor Toronto, ON M2M 4H5	Vice-President, Investment Finance Operations of Teachers’
Phil Nichols	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, IT Member Services of Teachers’
Neil Petroff	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of Teachers’
Scott Picket	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Research & Risk of Teachers’
Jane Rowe	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Teachers’ Private Capital & Infrastructure of Teachers’
William Royan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Relationship Investing of Teachers’
Lino (Lee) Sienna	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Long-Term Equities of Teachers’
Glen Silvestri	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers’
Olivia Steedman	5650 Yonge Street, 7th Floor Toronto, ON M2M 4H5	Vice-President, Infrastructure of Teachers’
Jo Taylor	Leconfield House 4th Floor, Curzon Street London, England W1J 5JA	Vice-President and Senior Representative, London Office
Michael Wissell	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Tactical Asset Allocation of Teachers’

George Wong	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Finance Compliance, Analytics, Performance & Data Management of Teachers’
Barbara Zvan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President Asset Mix & Risk & Chief Investment Risk Officer of Teachers’

SCHEDULE B

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF 2357575 ONTARIO LIMITED

            Set forth in the table below are the name, current residence or business address and current occupation or employment of each of the directors and executive officers of 2357575 Ontario Limited, an Ontario, Canada corporation (“Parent”). Each director and officer is a citizen of Canada.

Name	Residence or Business Address	Occupation or Employment
Neil Petroff	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of Teachers’
John Sheedy	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Director, Public Equities of Teachers’
Lino (Lee) Sienna	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Long-Term Equities of Teachers’